UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2026

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐      No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: February 18, 2026

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS EK Global Investor Relations Ehud Helft Tel: (US) 1 212 378 8040 camtek@ekgir.com

FOR IMMEDIATE RELEASE

 CAMTEK ANNOUNCES RECORD RESULTS FOR THE
FOURTH QUARTER & FULL YEAR 2025

Record revenues: $128.1 million for Q4 & $496.1 million for 2025; Expects double-digit revenue growth in 2026

MIGDAL HAEMEK, Israel – February 18, 2026 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the fourth quarter and year ended December 31, 2025.

2025 Fourth Quarter Financial Highlights

•	Record revenues of $128.1 million, a 9% YoY increase;

•	GAAP gross margin of 50.0% and non-GAAP gross margin of 51.1%, versus gross margins of 49.6% and 50.6% respectively, in the fourth quarter of 2024;

•	GAAP net income of $35.9 million (up 9% YoY) and non-GAAP net income of $40.7 million (up 8% YoY);

•	GAAP diluted EPS of $0.71 and non-GAAP diluted EPS of $0.81; and

•	Generated cash of over $61 million from operating activities.

2025 Full-Year Financial Highlights

•	Record revenues of $496.1 million, a 16% YoY increase;

•	GAAP gross margin of 50.5% and non-GAAP gross margin of 51.6%, versus gross margins of 48.9% and 50.8% respectively, in 2024;

•	GAAP net income of $50.7 million (down 43% YoY) and non-GAAP net income of $159.0 million (up 15% YoY); and

•	GAAP diluted EPS of $1.05 and non-GAAP diluted EPS of $3.26.

Forward-Looking Expectations

Based on the backlog, pipeline of orders and discussion with customers, Camtek expects 2026 to be a double-digit growth year.

Management expects first quarter 2026 revenues of around $120 million, with growth expected in the second quarter and more significant growth in the second half of 2026.

Management Comment

Rafi Amit, Camtek’s CEO, commented, “2025 is the year in which we reached the significant milestone of half a billion dollars in revenue with robust profitability metrics. We are positioned at the epicenter of the AI market which is experiencing exceptionally strong demand.”

Mr. Amit continued, “As we enter 2026, leading manufacturers across the ecosystem are in the process of aggressively expanding their manufacturing capacity. As a result, we are seeing a major and accelerating increase in the demand for Camtek’s equipment.”

Concluded Mr. Amit, “This increased demand is demonstrated partly by a series of orders received, such as those totaling $45 million which we announced last week, as well as by our growing pipeline and ongoing discussions with our customers. All have reinforced our confidence that 2026 is expected to be another double-digit growth year for Camtek.”

Fourth Quarter 2025 Financial Results

Revenues for the fourth quarter of 2025 were $128.1 million, compared to $117.3 million in the fourth quarter of 2024, representing a 9% year-over-year increase.

Gross profit on a GAAP basis in the quarter totaled $64.1 million (50.0% of revenues), compared to $58.1 million (49.6% of revenues) in the fourth quarter of 2024.

Gross profit on a non-GAAP basis in the quarter totaled $65.4 million (51.1% of revenues), compared to $59.3 million (50.6% of revenues) in the fourth quarter of 2024.

Operating income on a GAAP basis in the quarter totaled $31.7 million (24.7% of revenues), compared to $31.3 million (26.7% of revenues) in the fourth quarter of 2024.

Operating income on a non-GAAP basis in the quarter totaled $36.7 million (28.6% of revenues), compared to $36.3 million (30.9% of revenues) in the fourth quarter of 2024.

Net income on a GAAP basis in the quarter totaled $35.9 million, or $0.71 per diluted share, compared to $33.0 million, or $0.67 per diluted share, in the fourth quarter of 2024.

Net income on a non-GAAP basis in the quarter totaled $40.7 million, or $0.81 per diluted share, compared to $37.7 million, or $0.77 per diluted share, in the fourth quarter of 2024.

During the fourth quarter, the Company generated an operating cash flow of $61.2 million.

Full Year 2025 Results Summary

Revenues for 2025 were $496.1 million, a 16% increase compared to $429.2 million in 2024.

Gross profit on a GAAP basis totaled $250.3 million (50.5% of revenues), compared to $209.9 million (48.9% of revenues) in 2024.

Gross profit on a non-GAAP basis totaled $256.0 million (51.6% of revenues), compared to $218.0 million (50.8% of revenues) in 2024.

Operating income on a GAAP basis totaled $128.2 million (25.8% of revenues), compared to $108.1 million (25.2% of revenues) in 2024.

Operating income on a non-GAAP basis totaled $149.0 million (30.0% of revenues), compared to $130.3 million (30.4% of revenues) in 2024.

Net income on a GAAP basis totaled $50.7 million, or $1.05 per diluted share, compared to $118.5 million, or $2.42 per diluted share, in 2024.

Net income on a non-GAAP basis totaled $159.0 million, or $3.26 per diluted share, compared to $138.6 million, or $2.83 per diluted share, in 2024.

Operating cash flow for 2025 was $142.6 million.

Cash and cash equivalents, short-term and long-term deposits, and marketable securities, as of December 31, 2025, were $851.1 million compared to $448.6 million as of December 31, 2024.

Conference Call

Camtek will host a video conference call/webinar today via Zoom, on Wednesday, February 18, 2026, at 09:00 ET (16:00 Israel time). Rafi Amit, CEO, Moshe Eisenberg, CFO, and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results.

To participate in the webinar, please register prior to the call by using the following link, which will provide a link to the call:

https://us06web.zoom.us/webinar/register/WN_8oP6rft2SXqXOGqssWL4Ww

For those wishing to listen via phone, following registration, a dial in link will also be sent. For any problems in registering, please email Camtek’s investor relations a few hours in advance of the call.

For those unable to participate, a recording will be available on Camtek’s website at http://www.camtek.com  within a few hours after the call.

A summary presentation accompanying the quarterly results will also be available on Camtek’s website.

ABOUT CAMTEK LTD.

Camtek is a developer and manufacturer of high-end inspection and metrology equipment for the semiconductor industry. Camtek's systems inspect IC and measure IC features on wafers throughout the production process of semiconductor devices, covering the front and mid-end and up to the beginning of assembly (Post Dicing). Camtek's systems inspect wafers for the most demanding semiconductor market segments, including Advanced Interconnect Packaging, Heterogenous Integration, Memory and HBM, CMOS Image Sensors, Compound Semiconductors, MEMS, and RF, serving numerous industry's leading global IDMs, OSATs, and foundries.

With manufacturing facilities in Israel and Germany, and eight offices around the world, Camtek provides state of the art solutions in line with customers' requirements.

This press release is available at http://www.camtek.com

This press release contains statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on Camtek’s current beliefs, expectations and assumptions about its business and industry, all of which may change.  Forward-looking statements can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, including our expectations and statements relating to the compound semiconductors market and our position in this market and the anticipated timing of delivery of the systems. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that may cause our actual results to differ materially from those contained in the forward-looking statements include, but are not limited to, risks related to conditions in Israel, and the escalation of hostilities in the Middle East; the continued demand  and future contribution of HBM and Chiplet applications and devices to the Company business resulting from, among other things, the field of AI surging worldwide across companies, industries and nations; formal or informal imposition by countries of new or revised export and/or import and doing-business regulations or sanctions, including but not limited to changes in U.S. trade policies, changes or uncertainty related to the U.S. government entity list and changes in the ability to sell products incorporating U.S originated technology, which can be made without prior notice, and our ability to effectively address such global trade issues and changes; risks related to fluctuations in foreign currency exchange rates; and those other factors discussed in our Annual Report on Form 20-F as published on March 19, 2025 as well as other documents filed by the Company with the SEC as well as other documents that may be subsequently filed by Camtek from time to time with the Securities and Exchange Commission. We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Camtek does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Camtek’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Camtek does not assume any obligation to update any forward-looking statements unless required by law.

This press release provides financial measures that exclude: (i) share based compensation expenses; (ii) acquisition related expenses and )iii) expenses related to the extinguishment of convertible notes, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors.

Camtek Ltd. and its subsidiaries
Consolidated Balance Sheets (Unaudited)

(In thousands)

	December 31,	December 31,
	2025	2024
	U.S. Dollars
Assets

Current assets
Cash and cash equivalents	177,848	126,224
Short-term deposits	411,450	231,000
Marketable securities	78,862	30,813
Trade accounts receivable, net	90,829	99,471
Inventories	112,202	111,204
Other current assets	25,804	21,347

Total current assets	896,995	620,059

Long-term deposits	-	26,000
Marketable securities	182,941	87,115
Long-term inventory	15,569	11,879
Deferred tax asset, net	12,933	3,090
Other assets, net	1,881	2,001
Property, plant and equipment, net	65,107	54,196
Intangible assets, net	10,062	13,357
Goodwill	74,345	74,345

Total non- current assets	362,838	271,983

Total assets	1,259,833	892,042

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	33,676	46,630
Other current liabilities	73,749	77,280

Total current liabilities	107,425	123,910

Long-term liabilities
Deferred tax liabilities, net	1,261	5,606
Other long-term liabilities	14,311	15,366
Convertible notes	519,833	197,925
Total long-term liabilities	535,405	218,897

Total liabilities	642,830	342,807

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at December 31, 2025 and at December 31, 2024;
47,920,509 issued shares at December 31, 2025 and 47,541,682 at December 31, 2024;
45,828,133 shares outstanding at December 31, 2025 and 45,449,306 at December 31, 2024	178	177
Additional paid-in capital	231,892	214,931
Accumulated other comprehensive income	287	203
Retained earnings	386,544	335,822
	618,901	551,133
Treasury stock, at cost (2,092,376 as of December 31, 2025 and December 31, 2024)	(1,898)	(1,898)

Total shareholders' equity	617,003	549,235

Total liabilities and shareholders' equity	1,259,833	892,042

Camtek Ltd. and its subsidiaries
Consolidated Statements of Income (unaudited)

(in thousands)

	Year ended December 31,		Three Months ended December 31,
	2025	2024	2025	2024
	U.S. dollars		U.S. dollars
Revenues	496,072	429,234	128,124	117,293
Cost of revenues	245,755	219,283	64,024	59,161

Gross profit	250,317	209,951	64,100	58,132

Operating expenses:
Research and development	48,345	38,287	13,056	10,371
Selling, general and administrative	73,769	63,595	19,360	16,461
Total operating expenses	122,114	101,882	32,416	26,832

Operating income	128,203	108,069	31,684	31,300

Financial income, net	25,064	23,169	8,163	6,175
Other expenses	(100,932)	-	-	-

Income before income taxes	52,335	131,238	39,847	37,475

Income tax expense	(1,613)	(12,723)	(3,950)	(4,466)

Net income	50,722	118,515	35,897	33,009

	Year ended December 31,		Three Months ended December 31,
	2025	2024	2025	2024
	U.S. dollars		U.S. dollars
Net income per ordinary share:

Basic net earnings	1.11	2.62	0.78	0.73

Diluted net earnings	1.04	2.42	0.71	0.67

Weighted average number of
ordinary shares outstanding:

Basic	45,703	45,279	45,814	45,428

Diluted	49,970	49,369	51,337	49,503

Camtek Ltd. and its subsidiaries
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Year ended December 31,		Three Months ended December 31,
	2025	2024	2025	2024
	U.S. dollars		U.S. dollars
Reported net income attributable to Camtek Ltd. on GAAP basis	50,722	118,515	35,897	33,009
Acquisition of FRT-related expenses (1)	2,801	5,334	533	650
Loss from extinguishment of Capital Notes (2)	88,682	-	-	-
Share-based compensation	16,819	14,775	4,233	4,052

Non-GAAP net income	159,024	138,624	40,663	37,711

Non–GAAP net income per diluted share	3.26	2.83	0.81	0.77
Gross margin on GAAP basis	50.4%	49.6%	51.0%	50.6%
Reported gross profit on GAAP basis	250,317	209,951	64,100	58,132

Acquisition of FRT-related expenses (1)	2,895	5,802	610	610
Share-based compensation	2,806	2,197	712	595
Non-GAAP gross margin	51.6%	50.8%	51.0%	50.6%
Non-GAAP gross profit	256,018	217,950	65,422	59,337

Reported operating income (loss) attributable to Camtek Ltd. on GAAP basis	128,303	108,069	31,783	31,300
Acquisition of FRT-related expenses (1)	4,000	7,455	761	928
Share-based compensation	16,819	14,775	4,233	4,052
Non-GAAP operating income	149,122	130,299	36,777	36,280

(1) During the year ended December 310, 2025, the Company recorded acquisition-related expenses of $2.8 million, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $0.5 million. This amount is recorded under cost of revenues line item. (2) $2.4 million amortization of intangible assets acquired recorded under cost of revenues line item. (3) $1.1 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (4) $1.2 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

During the three-month period ended December 31, 2025, the Company recorded acquisition-related expenses of $0.5 million, consisting of: (1) $0.6 million amortization of intangible assets acquired recorded under cost of revenues line item. (2) $0.2 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (4) $0.2 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

During the year ended December 31, 2024, the Company recorded acquisition-related expenses of $5.3 million, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $3.4 million. This amount is recorded under cost of revenues line item. (2) $2.4 million amortization of intangible assets acquired recorded under cost of revenues line item. (3) $1.3 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (4) $0.4 million re-organization expenses, recorded under the general and administrative expenses line item. (5) $2.1 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

During the three-month period ended December 31, 2024, the Company recorded acquisition-related expenses of $0.6 million, consisting of: (1) $0.6 million amortization of intangible assets acquired recorded under cost of revenues line item. (2) $0.3 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (3) $0.3 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

(2) During the year ended December 31, 2025, the Company recorded a loss of $88.7 million, consisting of: (1) $100.9 million from the extinguishment of Capital Notes recorded under the other expenses line item.  (2) $12.3 million tax benefit recorded under the income tax benefit line item.